*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on March 07, 2018

BONSO ELECTRONICS INTERNATIONAL INC.

BROKER
LOGO
HERE

Return Address Line 1
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51 MERCEDES WAY
EDGEWOOD NY 11717

Investor Address Line 1
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John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

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Meeting Information

Meeting Type: Annual Meeting
For holders as of: February 02, 2018
Date: March 07, 2018 **Time:** 11:00 AM LST
Location: Commercial Building, 10th Floor
2 Zheng Feng Bei Road
Fu Yong, Shenzhen
Guangdong, China

You are receiving this communication because you hold shares in the above named company.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

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— Before You Vote —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

1. Notice & Proxy Statement 2. Form 20-F

How to View Online:

Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET*: www.proxyvote.com
2) *BY TELEPHONE*: 1-800-579-1639
3) *BY E-MAIL**: sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will **NOT** be forwarded to your investment advisor. Please make the request as instructed above on or before February 21, 2018 to facilitate timely delivery.

— How To Vote —

Please Choose One of the Following Voting Methods

Vote In Person: If you choose to vote these shares in person at the meeting, you must request a "*legal proxy.*" To do so, please follow the instructions at *www.proxyvote.com* or request a paper copy of the materials, which will contain the appropriate instructions. Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com.* Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a voting instruction form.

Internal Use Only

Voting items

The Board of Directors recommends that you vote FOR the following:

1. Election of Directors

Nominees

01 Anthony So
02 Andrew So
03 Albert So
04 Kim Wah Chung
05 Woo Ping Fok
06 Henry F. Schlueter

The Board of Directors recommends you vote FOR the following proposal(s):

2 Ratification of the selection of Moore Stephens CPA Limited as the independent public accountants of the Corporation for the fiscal year ending March 31, 2018.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

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Reserved for Broadridge Internal Control Information

Voting Instructions

THIS SPACE RESERVED FOR LANGUAGE PERTAINING TO
BANKS AND BROKERS
AS REQUIRED BY THE NEW YORK STOCK EXCHANGE

0000352563_4 R1.0.1.17

THIS SPACE RESERVED FOR SIGNATURES IF APPLICABLE

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BONSO ELECTRONICS INTERNATIONAL INC.

IMPORTANT ANNUAL MEETING INFORMATION

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Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., EST, on March 6, 2018.

Vote by Internet

- Go to **www.investorvote.com/BNSO**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

1234 5678 9012 345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1. Election of each of the following six (6) persons to serve as directors of the Corporation until the next annual meeting of shareholders and thereafter until their successors shall have been elected and qualified:

Nominee	For	Withhold	Nominee	For	Withhold	Nominee	For	Withhold
01 - Anthony So	☐	☐	02 - Andrew So	☐	☐	03 - Albert So	☐	☐
04 - Kim Wah Chung	☐	☐	05 - Woo Ping Fok	☐	☐	06 - Henry F. Schlueter	☐	☐

	For	Against	Abstain
2. Ratification of the selection of Moore Stephens CPA Limited as the independent public accountants of the Corporation for the fiscal year ending March 31, 2018.	☐	☐	☐

3. Such other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof.

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

C 1234567890 J N T

1 U P X 3 6 4 3 4 8 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

02R8SA

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — BONSO ELECTRONICS INTERNATIONAL INC.

ANNUAL MEETING OF SHAREHOLDERS
MARCH 7, 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Bonso Electronics International Inc., a British Virgin Islands corporation (the "Corporation"), acknowledges receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement, pertaining to the annual meeting of the Corporation's shareholders to be held on March 7, 2018 (the "Annual Meeting"), and hereby appoints Anthony So and Andrew So, or either of them, each with the power of substitution, as attorneys and Proxies, to represent and vote all shares of Common Stock of the Corporation which the undersigned would be entitled to vote at the Annual Meeting and at any adjournments or postponements thereof, hereby revoking any proxy or proxies heretofore given and ratifying and confirming all that said attorneys and proxies may do or cause to be done by virtue thereof with respect to the following matters:

This Proxy, when properly executed, will be voted as directed. If no direction is indicated, the Proxy will be voted (1) FOR the election of each of the nominees listed above to the Board of Directors; and (2) FOR the ratification of the selection of Moore Stephens CPA Limited as the independent public accountants of the Corporation for the fiscal year ending March 31, 2018.

BONSO ELECTRONICS INTERNATIONAL INC.

IMPORTANT ANNUAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ **PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1. Election of each of the following six (6) persons to serve as directors of the Corporation until the next annual meeting of shareholders and thereafter until their successors shall have been elected and qualified:

	For	Withhold		For	Withhold		For	Withhold
01 - Anthony So	☐	☐	02 - Andrew So	☐	☐	03 - Albert So	☐	☐
04 - Kim Wah Chung	☐	☐	05 - Woo Ping Fok	☐	☐	06 - Henry F. Schlueter	☐	☐

	For	Against	Abstain
2. Ratification of the selection of Moore Stephens CPA Limited as the independent public accountants of the Corporation for the fiscal year ending March 31, 2018.	☐	☐	☐

3. Such other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof.

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X 3 6 4 3 4 8 2

02R8TA

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — BONSO ELECTRONICS INTERNATIONAL INC.

ANNUAL MEETING OF SHAREHOLDERS
MARCH 7, 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Bonso Electronics International Inc., a British Virgin Islands corporation (the "Corporation"), acknowledges receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement, pertaining to the annual meeting of the Corporation's shareholders to be held on March 7, 2018 (the "Annual Meeting"), and hereby appoints Anthony So and Andrew So, or either of them, each with the power of substitution, as attorneys and Proxies, to represent and vote all shares of Common Stock of the Corporation which the undersigned would be entitled to vote at the Annual Meeting and at any adjournments or postponements thereof, hereby revoking any proxy or proxies heretofore given and ratifying and confirming all that said attorneys and proxies may do or cause to be done by virtue thereof with respect to the following matters:

This Proxy, when properly executed, will be voted as directed. If no direction is indicated, the Proxy will be voted (1) FOR the election of each of the nominees listed above to the Board of Directors; and (2) FOR the ratification of the selection of Moore Stephens CPA Limited as the independent public accountants of the Corporation for the fiscal year ending March 31, 2018.

C 1234567890

BONSO ELECTRONICS INTERNATIONAL INC.

IMPORTANT ANNUAL MEETING INFORMATION

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ENDORSEMENT_LINE______________ SACKPACK_____________

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Vote by Internet

- Go to **www.investorvote.com/BNSO**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Shareholder Meeting Notice

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Important Notice Regarding the Availability of Proxy Materials for the Bonso Electronics International Inc. Shareholder Meeting to be Held on March 7, 2018

You are receiving this notice that the proxy materials for the Annual Shareholders' Meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement and annual report to shareholders are available at:

www.investorvote.com/BNSO

Easy Online Access — A Convenient Way to View Proxy Materials and Vote

When you go online to view materials, you can also vote your shares.

Step 1: Go to **www.investorvote.com/BNSO**.
Step 2: Click on the icon on the right to view current meeting materials.
Step 3: Return to the investorvote.com window and follow the instructions on the screen to log in.
Step 4: Make your selection as instructed on each screen to select delivery preferences and vote.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials – If you want to receive a paper or e-mail copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side on or before February 23, 2018 to facilitate timely delivery.

Shareholder Meeting Notice

Bonso Electronics International Inc.'s Annual Meeting of Shareholders will be held on March 7, 2018 at the offices of the Corporation's China subsidiary located at 10th Floor, Commercial Building, 2 Zheng Feng Bei Road, Fu Yong, Shenzhen, Guangdong, China, at 11:00 a.m., local time.

Proposals to be voted on at the meeting are listed below along with the Board of Directors' recommendations.

The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2:

1. To elect the following six (6) persons to serve as directors of the Corporation until the next annual meeting of Shareholders and thereafter until their successors shall have been elected and qualified: Anthony So, Andrew So, Albert So, Kim Wah Chung, Woo Ping Fok and Henry F. Schlueter;
2. To ratify the selection of Moore Stephens CPA Limited as the independent public accountants of the Corporation for the fiscal year ending March 31, 2018; and
3. To consider and act upon such other business as may properly come before the Meeting.

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.

Here's how to order a copy of the proxy materials and select a future delivery preference:

Paper copies: Current and future paper delivery requests can be submitted via the telephone, Internet or email options below.

Email copies: Current and future email delivery requests must be submitted via the Internet following the instructions below. If you request an email copy of current materials you will receive an email with a link to the materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a set of proxy materials.

→ **Internet** – Go to **www.investorvote.com/BNSO.** Follow the instructions to log in and order a paper or email copy of the current meeting materials and submit your preference for email or paper delivery of future meeting materials.

→ **Telephone** – Call us free of charge at 1-866-641-4276 using a touch-tone phone and follow the instructions to log in and order a paper copy of the materials by mail for the current meeting. You can also submit a preference to receive a paper copy for future meetings.

→ **Email** – Send email to investorvote@computershare.com with "Proxy Materials Bonso Electronics International Inc." in the subject line. Include in the message your full name and address, plus the number located in the shaded bar on the reverse, and state in the email that you want a paper copy of current meeting materials. You can also state your preference to receive a paper copy for future meetings.

To facilitate timely delivery, all requests for a paper copy of the proxy materials must be received by February 23, 2018.